EXHIBIT 99.2

        February 26, 2004

Not for release, publication or distribution in, or into, the United States, Canada, Australia or Japan

CONFIRMATION OF eircom FLOTATION PLANS

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  Global offering planned to launch in the first half of March

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  Listing on Irish and London Stock Exchanges

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  Trading update

        Valentia Holdings Limited ("Valentia"), which through its wholly-owned subsidiary eircom Limited ("eircom") is the principal provider of fixed-line telecommunications services in Ireland, today confirms its intention, subject to market conditions, to seek a listing on the Irish and London Stock Exchanges through a global offering of shares to institutional and other investors, planned to be launched in the first half of March.

        Valentia intends to raise approximately €300 million in gross proceeds through a primary offer of new ordinary shares, the net proceeds of which will primarily be used to repay a portion of the existing indebtedness and/or for general corporate purposes. In addition, the offering will include a substantial secondary offer of existing ordinary shares. As part of the flotation, Valentia will change its name to eircom Group plc.

        Citigroup, Deutsche Bank, Goldman Sachs International and Morgan Stanley have been appointed as Joint Bookrunners to the offer, with Goldman Sachs International and Morgan Stanley also acting as Joint Sponsors.

        In the nine-month period ended 31 December 2003, eircom, the operating entity of Valentia, had consolidated turnover of €1,227 million and EBITDA of €450 million, with cashflows associated with capital expenditure of €150 million. As of 31 December 2003, net debt at Valentia Telecommunications, the immediate subsidiary of Valentia, was €2,146 million.

        Sir Anthony O'Reilly, Chairman of Valentia, said:

        "I am very pleased that since the Valentia takeover of eircom in 2001 we have substantially completed our objective, which was to turn around the performance of the business. The company is now focused on its core business of fixed line telecommunications, it is more efficient and it is delivering a lower cost and higher quality service to its customers. As a result, eircom can now be returned to the market as a plc with long-term institutional shareholders."

        Dr. Philip Nolan, CEO of eircom, said:

        "We are delighted that eircom is returning to the market. Since Valentia took ownership we have focused on our core fixed-line telecommunications business, exited non-core businesses, reduced costs and made broadband available in Ireland. We believe there remains scope for further efficiency gains over the years ahead and this, together with our position in the Irish market, our strong brand and the potential for broadband services, gives confidence that we will be able to serve the interests of customers and shareholders alike."

Valentia Overview

        eircom is the principal provider of fixed-line telecommunications services in Ireland. According to quarterly data published by ComReg, the Irish telecommunications regulator, it had a market share throughout the three years ended 30 September 2003 of approximately 80% of the Irish fixed-line market, based on turnover.

        Ireland remains one of the fastest growing economies in Europe and has one of the highest population growth of any EU country. The country is highly Internet literate with 44% of homes connected to the Internet. As the leading fixed-line telecommunications company, eircom has the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and its competitors rely heavily on its infrastructure.

        As of 31 December 2003, eircom had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were basic public switched telephone network, or PSTN lines and approximately 0.4 million were more advanced integrated services digital network, or ISDN, channels.

        Broadband has been substantially rolled out by eircom allowing customers nationwide the opportunity to take-up the service. Delivering broadband provides eircom with a current growth opportunity and provides a platform for future growth of the business. The near term objective is to achieve 100,000 broadband connections by December 2004. Approximately 1 million lines are currently connected to DSL-enabled exchanges, representing over 60% of eircom's telephone lines.

        eircom is also the leading Internet service provider, or ISP, in Ireland with approximately 500,000 subscribers as of 31 December 2003.

        As of 31 December 2003, eircom had 8,191 employees and aims to reduce headcount, in partnership with the trade unions, to approximately 7,000 by 31 March 2008, or earlier if possible to do so.

For further information contact;

Ireland Majella Fitzpatrick, PR Manager eircom Tel: +353 87 2572 572	UK Rory Godson, Powerscourt Tel: +44 7909926020
Gerry O'Sullivan, Q4PR Tel: +353 87 2597 644	Tony Carlisle, Citigate Dewe Rogerson Tel: +44 7973611888

        The contents of this announcement, which have been prepared by and are the sole responsibility of Valentia, have been approved by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB and Morgan Stanley & Co. International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

        Citigroup, Deutsche Bank, Goldman Sachs International and Morgan Stanley & Co International, Morgan Stanley Securities Limited or their respective affiliates are acting for Valentia in relation to the proposed listing and equity offering and no one else, and will not be responsible to anyone other than Valentia for providing the protections offered to their respective clients nor for providing advice in relation to the proposed listing and equity offering.

        This announcement does not contain or constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be by means of a prospectus that could be obtained from the issuer or the selling security holders and that would contain detailed information about the issuer and management, as well as financial statements. However, no public offering of securities in the United States is currently contemplated, and Valentia does not intend to register any portion of this offering in the United States.

        This announcement and the information contained herein are not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

        The contents of this announcement include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", or "should", and include statements we make concerning the intended results of our strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Valentia's actual results may differ materially from those predicted by the forward-looking statements. Valentia undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

        Stabilisation/FSA.

Notes to Editors

Brief History of eircom Limited, a wholly-owned subsidiary of Valentia Holdings Limited eircom is the former state owned incumbent telecommunications provider in Ireland. The company was listed on the Irish, London and New York stock exchanges in connection with its initial public offering in July 1999.

        In May 2001, eircom completed the demerger of its mobile telecommunications business, Eircell which was then purchased by Vodafone (now Vodafone Ireland).

        In November 2001, an offer by Valentia Telecommunications to acquire all of the shares in eircom became unconditional. eircom was delisted from the Irish, London and New York stock exchanges in December 2001 and re-registered as a private company in February 2002.

        In May 2002, eircom exited its remaining 63% stake in Golden Pages, a directory services business. The company has also exited loss-making multi-media activities and reduced its presence in Great Britain and Northern Ireland.

        In July and August 2003 the company engaged in a series of transactions whereby through a bond offering, the company reorganised its corporate structure, issued, refinanced and discharged debt and funded a dividend.

Industry Overview

        According to quarterly data published by ComReg, the Irish telecommunications market, which includes the fixed-line, mobile and broadcasting sectors, accounted for an estimated €3.65 billion in annualised revenues for the quarter ended 30 September 2003, an increase of approximately 4% compared to the annualised revenue for the same quarter in the previous year. ComReg estimates that the telecommunications sector accounted for 3.5% of Irish GNP as of 30 September 2003. The Irish telecommunications market is fairly mature.

        The Irish telecommunications market was fully opened to competition in December 1998. Prior to this liberalisation, eircom held a virtual monopoly in the market, with the only competition resulting from a small number of operators bypassing eircom by using leased lines or carrier access or carrier select services, to provide customers with an alternative to using our services. Following the liberalisation of the market, there has been a rapid growth in the number of customers using services provided by other authorised operators and mobile providers, who now represent significant competitors to eircom in the telecommunications market.